Exhibit 4(c)

SECURITY BENEFIT LIFE INSURANCE COMPANY

GUARANTEED MINIMUM DEATH BENEFIT RIDER FOR FLEXIBLE PREMIUM DEFERRED VARIABLE
ANNUITY CONTRACT

RETURN OF PREMIUM DEATH BENEFIT RIDER

You have purchased this Return of Premium Death Benefit Rider (this “Rider”), which is attached to and made a part of this Contract as of the Contract Date.  All terms of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the terms of this Rider and the terms of the Contract, the terms of this Rider shall prevail over the terms of the Contract.

Definition of Terms – Terms not defined in this Rider shall have the meaning given to them in the Contract.

The following hereby amends, supersedes or supplements the “DEATH BENEFIT” section under the “DEATH BENEFIT PROVISIONS” of the Contract.

DEATH BENEFIT

A Death Benefit will be paid upon the death of the Owner, or upon the death of the Annuitant if the Owner is a Non-Natural Person, prior to the Annuity Start Date while this Contract is in force.  The Death Benefit will be paid to each Designated Beneficiary when due Proof of Death and instructions regarding payment are Received by SBL.

IRA Contracts Only.  If your Contract is an IRA Contract, as noted in the Contract Specifications, the death benefit is eligible to be paid upon death of the Owner or of the Annuitant/Joint Annuitant, if the Owner’s spouse is the Annuitant or Joint Annuitant named in the Contract Specifications.

The Death Benefit is equal to the greater of:

(a)	your Return of Premium Death Benefit Base; or

(b)	the Contract Value.

The Death Benefit will be calculated as of the date due Proof of Death and instructions regarding payment are Received by SBL.

If a lump sum payment is requested, the payment will be made in accordance with any laws and regulations that govern the payment of Death Benefits.

RETURN OF PREMIUM DEATH BENEFIT BASE

The Return of Premium Death Benefit Base is calculated as follows:

1.	On the Contract Date, your Return of Premium Death Benefit Base equals your initial Purchase Payment.

2.	When an additional Purchase Payment is applied, your new Return of Premium Death Benefit Base equals your then current Return of Premium Death Benefit Base plus the Purchase Payment.

3.
When any withdrawal is taken (including withdrawals that are not Excess Withdrawals under the Guaranteed Lifetime Withdrawal Benefit Rider, if applicable), your Return of Premium Death Benefit Base is reduced proportionately, as follows:

Your new Return of Premium Death Benefit Base equals (a) your then current Return of Premium Death Benefit Base, minus (b) (the amount of the withdrawal divided by your Contract Value immediately prior to the withdrawal) multiplied by your then current Return of Premium Death Benefit Base.

Since withdrawals result in a proportional adjustment to the Return of Premium Death Benefit Base, the Return of Premium Death Benefit Base may be reduced by more than the actual dollar amount of the withdrawals.

Your Return of Premium Death Benefit Base will not be reduced by any charge or fee assessed under the Contract.  If your Return of Premium Death Benefit is reduced to zero due to a withdrawal, your Rider will automatically terminate.  In addition, this Rider will terminate if the Contract terminates according to the terms of the Contract, including if your Contract Value is below the Minimum Account Balance shown in the Contract Specifications.

Your Return of Premium Death Benefit Base is used only to calculate your Death Benefit and Rider Charge.  Your Return of Premium Death Benefit Base cannot be withdrawn under the Contract in a lump sum or otherwise.

WITHDRAWALS

For purposes of this Rider, the term “withdrawal” includes any Withdrawal as defined under the Contract.  The amount of a withdrawal is the amount prior to the assessment of any applicable charges or deductions under the Contract.  Amounts withdrawn under this Rider will reduce the Contract Value by the amount withdrawn and will be subject to the same conditions, limitations, restrictions and all other fees, charges and deductions, if applicable, as withdrawals otherwise made under the terms of the Contract.

Withdrawals will also reduce the Return of Premium Death Benefit Base proportionately, as described above.  Such a reduction may be greater than the actual dollar amount of any given withdrawal.

CONTRACT CONTINUATION

If the Contract is continued by a surviving spouse, pursuant to the terms of the Contract, the Contract Value will be adjusted to equal the Return of Premium Death Benefit Base if the then Return of Premium Death Benefit Base is greater than the Contract Value, and the Rider will be terminated unless the surviving spouse is age eligible to continue the Rider and elects to do so.

RIDER CHARGE

SBL will deduct a charge for this Rider.  The Rider Charge is set forth in the Contract Specifications.  Your Rider Charge will not change.

The Rider Charge is calculated as a percentage of your then current Return of Premium Death Benefit Base.  An amount equal to one fourth of the Rider Charge multiplied by your then Return of Premium Death Benefit Base is deducted from your Contract Value each Contract Quarter. A pro-rata Rider

Charge will be deducted if your Contract terminates for any reason, including upon a full withdrawal, payment of the death benefit, or annuitization. In the event your Contract is terminated, the pro-rata Rider Charge will be calculated based on your Return of Premium Death Benefit Base at the time of Contract termination.

RIDER TERMINATION

This Rider cannot be cancelled by the Owner.  This Rider will terminate if (i) the Contract terminates according to the terms of the Contract; (ii) generally, upon the payment of the death benefit; (iii)  the Contract is continued by a surviving spouse who is not eligible to continue the Rider or does not elect to continue the Rider; and (iv) on the Annuity Start Date.

STATEMENTS

Each quarterly report that SBL will send you regarding the status of your Contract and any other information required by law will include your Return of Premium Death Benefit Base as of the date of the report.

SECURITY BENEFIT LIFE INSURANCE COMPANY

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[     John F. Guyot     ]
Secretary